CERTIFICATE OF NOTIFICATION

                                       filed by

                                 THE SOUTHERN COMPANY


          Pursuant to supplemental order of the Securities and Exchange Commission dated October 25, 1987, in the matter of File No. 70-6982.

                                 - - - - - - - - - -

                    The Southern Company (Southern), pursuant to Rule 24, hereby provides the following information as required by the above-mentioned supplemental order:

                    (1) financial statements of Integrated Communication Systems, Inc. (ICS), as furnished to Southern by ICS (Reference is made to Exhibit A filed herewith);

                    (2) number of shares outstanding of ICS common stock at June 30, 1995 - 390,746 shares; number of ICS shares owned by Southern - 130,381 shares; percentage of ICS shares outstanding owned by Southern - 33.37%; based on information provided by American Electric Power, Inc. (AEP), the number of ICS shares owned by AEP - 80,000 shares; percentage of ICS shares outstanding owned by AEP - 20.47%; and

                    (3) revenues of ICS by major segments, as furnished to Southern by ICS (Reference is made to Exhibit A filed herewith).

                    Filed herewith is the following exhibit:

                    Exhibit A -         Financial statements of ICS at June
                                        30, 1995, including revenues of ICS
                                        by major segment.


                                      SIGNATURE

                    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to the signed on its behalf by the undersigned thereunto duly authorized.


          Dated:  September 28, 1995    THE SOUTHERN COMPANY



                                        By /s/ Tommy Chisholm
                                            Tommy Chisholm
                                               Secretary



                                                  EXHIBIT A



                INTEGRATED COMMUNICATION SYSTEMS, INC. & SUBSIDIARIES

                    STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                      FOR THE TWELVE MONTHS ENDED JUNE 30, 1995
                                     (UNAUDITED)





          EARNED REVENUE:                                    $  77,778

          COST OF EARNED REVENUE                                23,087

          GROSS PROFIT (LOSS)                                   54,691

          Marketing, Development & Operating Expenses          405,133

          Operating (Loss)                                    (350,442)

          Other Income ( Expense)                                3,948

          Net (Loss) for the Year                            $(346,494)




          Retained Earnings (Deficit) December 31, 1994   $(11,204,000)

          Retained Earnings (Deficit) June 30, 1995       $(11,550,494)













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                INTEGRATED COMMUNICATION SYSTEMS, INC. & SUBSIDIARIES

                             CONSOLIDATED BALANCE SHEETS
                                    JUNE 30, 1995
                                     (UNAUDITED)

          ASSETS

          CURRENT ASSETS:
            Cash                                           $    46,456
            Trade Accounts Receivable                           25,000
            Deposits                                           300,000
            Prepaids, etc.                                       4,065
             Total Current Assets                              375,521


          PROPERTY AND EQUIPMENT, AT COST, Net of
          Accumulated Depreciation of $73,262                   27,946

          OTHER ASSETS
            Deposits                                             1,897

            Total Assets                                   $   405,364


          LIABILITIES AND STOCKHOLDERS' EQUITY DEFICIT

          CURRENT LIABILITIES:
            Trade Accounts Payable                         $     9,964
            Accrued Liabilities                                112,486
            Deferred Revenue                                 1,136,937
             Total current liabilities                       1,259,387

          STOCKHOLDERS' EQUITY (DEFICIT):
             Common Stock $.10 par value;
             authorized shares -- 1,000,000;
             issued and outstanding shares --
             390,746 in 1994                                    39,075
            Additional paid-in capital                       8,184,782
            Common Stock rights outstanding --
             390,746 in 1994                                 2,459,440
            Accumulated Deficit                            (11,190,826)

          Total stockholders'
              equity (deficit)                                (346,494)

          Total liabilities and
          stockholders' equity (deficit)                   $   405,364





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